SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Compagnie Générale de Géophysique-Veritas
(Exact name of registrant as specified in its charter)
CGG Veritas
(Translation of registrant’s name into English)
Republic of France
Tour Maine Montparnasse
33, avenue du Maine
75015 Paris
France
(33) 1 64 47 45 00
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                     .)

FORWARD-LOOKING STATEMENTS
     This document includes “forward-looking statements”. We have based these forward-looking statements on our current views and assumptions about future events.
     These forward-looking statements involve certain risks and uncertainties. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:
•	developments affecting our international operations;

•	our ability to develop an integrated strategy for CGGVeritas;

•	difficulties and delays in achieving synergies and cost savings;

•	any write-downs of goodwill on our balance sheet;

•	our substantial indebtedness and the restrictive covenants in our debt agreements;

•	changes in international economic and political conditions and, in particular, in oil and gas prices;

•	exposure to the credit risk of customers;

•	exposure to interest rate risk;

•	exposure to foreign exchange rate risk;

•	exposure to credit risk and counter-party risk;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the complexity of products sold;

•	changes in demand for seismic products and services;

•	the effects of competition;

•	the social, political and economic risks of our global operations;

•	the costs and risks associated with pension and post-retirement benefit obligations;

•	changes to existing regulations or technical standards;

•	existing or future litigation;

•	difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others;

•	the costs of compliance with environmental, health and safety laws;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to monitor existing and targeted partnerships;

•	our ability to sell our seismic data library;

•	difficulties and costs in obtaining new vessels or in temporarily or permanently reducing the capacity of our fleet;

•	our clients’ ability to unilaterally terminate certain contracts in our backlog;

•	fluctuations in the value of our shareholdings;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions, including the ongoing crisis in the financial markets, and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.
     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.
     Certain of these risks can be found in our annual report on Form 20-F for the year ended December 31, 2008 that we filed with the SEC on April 22, 2009. Our annual report on Form 20-F is available on our website at www.cggveritas.com or on the website maintained by the SEC at www.sec.gov. You may request a copy of our annual report on Form 20-F, which includes our complete audited financial statements, at no charge, by calling our investor relations department at + 33 1 6447 3831, sending an electronic message to invrelparis@cggveritas.com or invrelhouston@cggveritas.com or writing to CGG Veritas — Investor Relations Department, Tour Maine Montparnasse — 33, avenue du Maine — 75015 Paris, France.

Item 1: FINANCIAL STATEMENTS
COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
CONSOLIDATED BALANCE SHEETS

	March 31, 2009
	(unaudited)		December 31, 2008
amounts in millions of	€	US$ (1)	€	US$ (2)

ASSETS
Cash and cash equivalents	418.1	556.4	516.9	719.4
Trade accounts and notes receivable, net	705.1	938.4	712.3	991.4
Inventories and work-in-progress, net	278.4	370.5	287.9	400.7
Income tax assets	84.4	112.3	102.2	142.2
Other current assets, net	115.3	153.4	101.5	141.2
Assets held for sale, net	8.0	10.7	7.6	10.6
Total current assets	1,609.3	2,141.7	1,728.4	2,405.5
Deferred tax assets	71.1	94.7	109.2	151.9
Investments and other financial assets, net	28.5	38.0	26.2	36.4
Investments in companies under equity method	77.9	103.7	72.9	101.5
Property, plant and equipment, net	871.9	1,160.4	822.4	1,144.5
Intangible assets, net	875.2	1,164.8	820.0	1,141.2
Goodwill	2,157.5	2,871.3	2,055.1	2,860.1
Total non-current assets	4,082.1	5,432.9	3,905.8	5,435.6
TOTAL ASSETS	5,691.4	7,574.6	5,634.2	7,841.1

LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	9.8	13.0	8.2	11.4
Current portion of financial debt	183.1	243.7	241.5	336.1
Trade accounts and notes payable	266.9	355.3	282.2	398.4
Accrued payroll costs	127.0	169.0	144.3	200.8
Income taxes liability	57.7	76.7	85.5	119.0
Advance billings to customers	27.4	36.5	43.5	60.5
Provisions — current portion	20.1	26.8	20.7	28.8
Other current liabilities	150.1	199.9	173.3	241.2
Total current liabilities	842.1	1,120.9	1,003.2	1,396.2
Deferred tax liabilities	197.7	263.2	223.8	311.5
Provisions — non-current portion	78.9	105.0	82.4	114.6
Financial debt	1,365.3	1,817.0	1,296.3	1,804.0
Other non-current liabilities	31.8	42.5	29.9	41.6
Total non-current liabilities	1,673.7	2,227.7	1,632.4	2,271.7
Common stock 276,413,038 shares authorized and 150,617,709 shares with a €0.40 nominal value issued and outstanding at March 31, 2009 and at December 31, 2008	60.2	80.2	60.2	83.8
Additional paid-in capital	1,964.7	2,614.6	1,964.7	2,734.2
Retained earnings	1,138.6	1,515.3	799.4	1,112.6
Treasury shares	(18.4)	(24.5)	(18.1)	(25.1)
Net income (loss) for the period — Attributable to the Group	52.7	70.0	332.8	463.1
Income and expense recognized directly in equity	1.5	2.0	(2.5)	(3.5)
Cumulative translation adjustment	(65.6)	(87.3)	(176.4)	(245.5)
Total shareholders’ equity	3,133.7	4,170.3	2,960.1	4,119.6
Minority interests	41.9	55.7	38.5	53.6
Total shareholders’ equity and minority interests	3,175.6	4,226.0	2,998.6	4,173.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,691.4	7,574.6	5,634.2	7,841.1

(1)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.331 per € on the balance sheet date.

(2)	Dollar amounts represent euro amounts converted at the exchange rate of US$1.392 per € on the balance sheet date.
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2009		2008
except per share data, amounts in millions of	€	US$ (1)	€	US$ (2)

Operating revenues	648.5	851.2	585.0	872.8
Other income from ordinary activities	0.8	1.0	0.3	0.5
Total income from ordinary activities	649.3	852.2	585.3	873.3
Cost of operations	(454.0)	(595.9)	(384.9)	(574.3)
Gross profit	195.3	256.3	200.4	299.0
Research and development expenses, net	(16.1)	(21.2)	(16.5)	(24.5)
Selling, general and administrative expenses	(66.7)	(87.6)	(62.8)	(93.7)
Other revenues (expenses), net	(12.2)	(16.0)	2.2	3.3
Operating income	100.3	131.5	123.3	184.1
Expenses related to financial debt	(27.1)	(35.5)	(24.9)	(37.2)
Income provided by cash and cash equivalents	0.9	1.2	2.0	3.0
Cost of financial debt, net	(26.2)	(34.3)	(22.9)	(34.2)
Other financial income (loss)	2.4	3.1	(1.2)	(1.8)
Income of consolidated companies before income taxes	76.5	100.3	99.2	148.1
Deferred taxes on currency translation	0.3	0.4	1.6	2.4
Other income taxes	(23.2)	(30.5)	(39.7)	(59.2)
Total Income taxes	(22.9)	(30.1)	(38.1)	(56.8)
Net income from consolidated companies	53.6	70.2	61.1	91.3
Equity in income of investees	0.4	0.5	2.9	4.2
Net income	54.0	70.7	64.0	95.5

Attributable to:
Shareholders	52.7	69.1	62.6	93.4
Minority interest	1.3	1.6	1.4	2.1

Weighted average number of shares outstanding (3)	150,617,709	150,617,709	137,295,995	137,295,995
Dilutive potential shares from stock-options (3)	281,467	281,467	799,467	799,467
Dilutive potential shares from free shares (3)	806,500	806,500	871,938	871,938
Adjusted weighted average number of shares and assumed option exercises when dilutive (3)	151,705,676	151,705,676	138,967,400	138,967,400
Net earning per share attributable to shareholders
Basic	0.35	0.46	0.46	0.68
Diluted	0.35	0.46	0.45	0.67

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.313 per €.

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.492 per €.

(3)	Number of shares for the three months ended March 31, 2008 has been restated to reflect the five-for-one stock split on June 3, 2008.
See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2009		2008
amounts in millions of	€	US$ (1)	€	US$ (2)

OPERATING
Net income (loss)	54.0	70.7	64.0	95.5
Depreciation and amortization	67.6	88.7	47.8	71.3
Multi-client surveys amortization	40.4	53.0	52.9	78.9
Variance on provisions	(3.7)	(4.9)	(0.9)	(1.3)
Expense & income calculated on stock-option	6.9	9.1	5.8	8.7
Net gain on disposal of fixed assets	1.3	1.6	1.4	2.1
Equity in income of affiliates	(0.4)	(0.5)	(2.9)	(4.2)
Dividends received from affiliates	—	—	1.1	1.6
Other non-cash items	3.9	5.4	1.8	2.7
Net cash including net cost of financial debt and income taxes	170.0	223.1	171.0	255.3
Less net cost of financial debt	26.2	34.3	22.9	34.2
Less income taxes expenses	22.9	30.1	38.1	56.8
Net cash excluding net cost of financial debt and income taxes	219.1	287.5	232.0	346.3
Income taxes paid	(36.0)	(47.4)	(13.4)	(20.0)
Net cash before changes in working capital	183.1	240.1	218.6	326.3
- change in trade accounts and notes receivables	(6.6)	(8.7)	(27.1)	(40.4)
- change in inventories and work-in-progress	13.3	17.4	(5.1)	(7.6)
- change in other currents assets	(13.9)	(18.2)	2.2	3.3
- change in trade accounts and notes payable	(41.9)	(55.1)	3.9	5.8
- change in other current liabilities	(29.9)	(39.2)	(5.7)	(8.5)
Impact of changes in exchange rate	(10.7)	(14.0)	(9.6)	(14.5)
Net cash provided by operating activity	93.4	122.3	177.2	264.4
INVESTING
Total purchases of tangible and intangible assets (including variation of fixed assets suppliers)	(40.6)	(53.3)	(41.5)	(61.9)
Increase in multi-client surveys	(69.5)	(91.2)	(97.3)	(145.2)
Proceeds from disposals of tangible and intangible	0.3	0.4	0.3	0.4
Total net acquisition of investments	(59.5)	(78.1)	—	—
Impact of changes in consolidation scope	(2.0)	(2.6)	—	—
Variation in loans granted	1.8	2.4	(0.9)	(1.3)
Variation in subsidies for capital expenditures	—	—	—	—
Variation in other financial assets	—	—	(3.5)	(5.1)
Net cash from investing activities	(169.5)	(222.4)	(142.9)	(213.1)
FINANCING
Repayment of long-term debts	(24.3)	(31.9)	(4.7)	(7.0)
Total issuance of long-term debts	0.2	0.3	—	—
Reimbursement on leasing	(7.3)	(9.6)	(4.5)	(6.7)
Change in short-term loans	1.2	1.6	(9.8)	(14.5)
Financial interest paid	(11.3)	(14.8)	(9.7)	(14.5)
Net proceeds from capital increase
- from shareholders	—	—	0.8	1.2
- from minority interest of integrated companies	—	—	—	—
Buying & sales of own shares	(0.3)	(0.4)	(10.7)	(16.0)
Net cash provided by financial activities	(41.8)	(54.8)	(38.6)	(57.5)
Effects of exchange rate changes on cash	19.1	(8.1)	(12.9)	6.7
Net increase (decrease) in cash and cash equivalents	(98.8)	(163.0)	(17.2)	0.5
Cash and cash equivalents at beginning of year	516.9	719.4	254.3	374.4
Cash and cash equivalents at end of period	418.1	556.4	237.1	374.9

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.313 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.331 per € at March 31, 2009 and of US$1.392 per € at December 31, 2008).

(2)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.492 per € (except cash and cash equivalents balances converted at the closing exchange rate of US$1.581 per € at March 31, 2008 and of US$1.472 per € at December 31, 2007).

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	March 31,
amounts in millions of €	2009	2008

Net income from statements of operations	54.0	64.0

Gain (loss) on cash flow hedges	5.9	6.9
Income taxes	(1.8)	(2.8)
Net gain (loss) on cash flow hedges	4.1	4.1

Gain (loss) on available-for-sale investments	—	(9.6)
Income taxes	—	—
Net gain (loss) on available-for-sale investments	—	(9.6)

Gain (loss) on actuarial changes on pension plan	(0.1)	—
Income taxes	—	—
Net gain (loss) on actuarial changes on pension plan	(0.1)	—

Exchange differences on foreign currency translation	112.9	(155.4)

Other comprehensive income (loss) for the period, net of taxes	116.9	(160.9)

Total net comprehensive income for the period	170.9	(96.9)

Attributable to :
Shareholders	167.5	(96.7)
Minority interest	3.4	(0.2)

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
        Note 1—Summary of significant accounting policies
     Compagnie Générale de Géophysique-Veritas, S.A. (the “Company”) and its subsidiaries (together, the “Group”) is a global participant in the geophysical seismic industry, as a manufacturer of geophysical equipment and providing a wide range of services (seismic data acquisition and related processing and interpretation software) principally to clients in the oil and gas exploration and production business.
     Given that the Company is listed on Euronext Paris and pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements are also in accordance with IFRS adopted by the European Union at March 31, 2009 and are available on the following web site http://ec.europa.eu/internal_market/accounting/ias_en.htm#adopted-commission.
     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that impact the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
     The financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
Critical accounting policies
     The interim condensed consolidated financial statements for the three months ended March 31, 2009 have been prepared in accordance with IAS 34 — Interim Financial Reporting.
     The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at and for the year ended December 31, 2008 included in its report on Form 20-F for the year 2008 filed with the SEC on April 22, 2009.
     The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2008, except for the following adoption of new Standards and Interpretations:
- IAS 32 and IAS 1 Amendment — Puttable Financial Instruments and Obligations Arising on Liquidation IFRS 8 — Operating segments
- IFRS 1 and IAS 27 Amendment — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- 2008 Annual Improvements to IFRS (excepted amendment to IFRS 5)
- IAS 1 revised — Presentation of Financial Statements
- IAS 23 revised — Borrowing costs
- IFRS 2 Amendment — Vesting Conditions and Cancellations
- Amendment to IAS 39 Reclassification of Financial Assets: Effective Date and Transition
- IFRIC 13 — Customer loyalty programs
- IFRIC 14 — IAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
     These principles do not differ from IFRS issued by the IASB as long as the adoption of the interpretations listed below, effective since January 1, 2009 but not yet adopted by the European Union, has no significant impact on the Group interim condensed consolidated financial statements:
- IFRIC 15 — Agreements for the Construction of Real Estate
- IFRIC 16 — Hedges of a Net Investment in a Foreign Operation
- IFRIC 12 — Service Concession Arrangements — endorsed by the European Union in March 2009 but compulsory for financial years starting as of January 1, 2010
     At the date of issuance of these financial statements, the following Standards and Interpretations were issued but not yet effective:
- IAS 27 Amendment — Consolidated and Separate Financial Statements
- IFRS 3R — Business Combinations
- Amendment to IAS 39 Financial Instruments: Recognition and Measurement: Eligible Hedged Items
- Embedded derivatives — Amendments to IFRIC 9 and IAS 39 (March 2009)

- Improving disclosures about financial instruments — Amendment to IFRS7 (March 2009)
- IFRIC 17 — Distributions of Non-cash Assets to Owners
- IFRIC 18 — Transfers of assets from customers
     We have not opted for the early adoption of these Standards, Amendments and Interpretations and we are currently reviewing them to measure the potential impact on our interim condensed consolidated financial statements. At this stage, we do not anticipate any significant impact.
Operating revenues
     Operating revenues are recognized when they can be measured reliably, and when it is likely that the economic benefits associated with the transaction will flow to the entity, which is at the point that such revenues have been realized or are considered realizable. For contracts where the percentage of completion method of accounting is being applied, revenues are only recognized when the costs incurred for the transaction and the cost to complete the transaction can be measured reliably and such revenues are considered earned and realizable.
•	Multi-client surveys
     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
     Revenues related to multi-client surveys result from (i) pre-commitments and (ii) licenses after completion of the surveys (“after-sales”).
     Pre-commitments — Generally, we obtain commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the commitment, the customer typically gains the right to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. The Company records payments that it receives during periods of mobilization as advance billing in the balance sheet in the line item “Advance billings to customers”.
     The Company recognizes pre-commitments as revenue when production is begun based on the physical progress of the project.
     After sales — Generally, we grant a license entitling non-exclusive access to a complete and ready-for-use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
     After sales volume agreements—We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specific blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data and if the corresponding revenue can be reliably estimated. Within thirty days of execution and access, the client may exercise our warranty that the medium on which the data is transmitted (a magnetic cartridge) is free from technical defects. If the warranty is exercised, the Company will provide the same data on a new magnetic cartridge. The cost of providing new magnetic cartridges is negligible.
•	Exclusive surveys
     In exclusive surveys, we perform seismic services (acquisition and processing) for a specific customer. We recognize proprietary/contract revenues as the services are rendered. We evaluate the progress to date, in a manner generally consistent with the physical progress of the project, and recognize revenues based on the ratio of the project cost incurred during that period to the total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.
     The billings and the costs related to the transit of seismic vessels at the beginning of the survey are deferred and recognized over the duration of the contract by reference to the technical stage of completion.
     In some exclusive survey contracts and a limited number of multi-client survey contracts, the Company is required to meet certain milestones. The Company defers recognition of revenue on such contracts until all milestones that provide the customer a right of cancellation or refund of amounts paid have been met.
•	Other geophysical services

     Revenues from our other geophysical services are recognized as the services are performed and, when related to long-term contracts, using the proportional performance method of recognizing revenues.
•	Equipment sales
     We recognize revenues on equipment sales upon delivery to the customer. Any advance billings to customers are recorded in current liabilities.
•	Software and hardware sales
     We recognize revenues from the sale of software and hardware products following acceptance of the product by the customer at which time we have no further significant vendor obligations remaining. Any advance billings to customers are recorded in current liabilities.
     If an arrangement to deliver software, either alone or together with other products or services, requires significant production, modification, or customization of software, the entire arrangement is accounted for as a production-type contract, i.e. using the percentage of completion method.
     If the software arrangement provides for multiple deliverables (e.g. upgrades or enhancements, post-contract customer support such as maintenance, or services), the revenue is allocated to the various elements based on specific objective evidence of fair value, regardless of any separate allocations stated within the contract for each element. Each element is appropriately accounted for under the applicable accounting standard.
     Maintenance revenues consist primarily of post contract customer support agreements and are recorded as advance billings to customers and recognized as revenue on a straight-line basis over the contract period.
Multi-client surveys
     Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client surveys (including transit costs when applicable). The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.
     We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales.
     In this respect, we use four amortization rates: 50%, 75%, 80% or 83.3% of revenues depending on the category of the surveys. Multi-client surveys are classified into a same category when they are located in the same area with the same estimated sales ratio, such estimates generally relying on the historical pattern.
     For all categories of surveys and starting from data delivery, a minimum straight-line depreciation scheme is applied over a five-year period, if total accumulated depreciation from the applicable amortization rate is below this minimum level.
     Multi-client surveys acquired as part of the business combination with Veritas and which have been valued for purchase price allocation purposes are amortized based on 65% of revenues and an impairment loss is recognized on a survey-by-survey basis in case of any indication of impairment.
Development costs
     Expenditures on research activities undertaken with the prospect of gaining new scientific or technological knowledge and understanding are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses, net”.
     Expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, are capitalized if:
–	the project is clearly defined, and costs are separately identified and reliably measured,

–	the product or process is technically and commercially feasible,

–	we have sufficient resources to complete development, and

–	the intangible asset is likely to generate future economic benefits, either because it is useful to us or through an existing market for the intangible asset itself or for its products.
     The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead. Other development expenditures are recognized in the income statement as expenses as incurred and are presented as “Research and development expenses, net”.
     Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses. We amortize capitalized developments costs over 5 years.
     Research & development expenses in our income statement represent the net cost of development costs that are not capitalized, of research costs, offset by government grants acquired for research and development.
Note 2— Acquisitions and divestitures
•	Wavefield Inseis ASA
     In February 2009, Wavefield shares subject to the mandatory offer and the squeeze-out were transferred to CGGVeritas, while compensation of €59.2 million for those shares was paid after the objection period expired. As a result, the minority interests recognized as a financial debt of €62 million on our balance sheet at December 31, 2008 have been cancelled. The remaining €2.8 million have been reclassified to current liabilities as of March 31, 2009, and were settled on April 17, 2009.
     The preliminary goodwill determined as of December 31, 2008 has been revised for an additional amount of €10 million, leading to a total goodwill of €18.5 million at March 31, 2009.
•	Cybernetix
     On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Cybernetix is consolidated under the equity method in our financial statements.
Note 3—Common Stock and Stock Options Plans
     As of March 31, 2009, the Company’s share capital consisted of 150,617,709 shares, each with a nominal value of €0.40.
New stock-option plans and performance shares allocation plan
     On March 16, 2009, our Board of Directors allocated 1,327,000 stock options to 149 beneficiaries pursuant to a shareholders’ resolution, including stock options to purchase a total of 260,000 ordinary shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer). The exercise price of the stock options is €8.82. The stock options expire on March 15, 2017.
     On March 16, 2009, our Board of Directors allocated 516,250 performance shares to 291 beneficiaries pursuant to a shareholders’ resolution, including 46,250 performance shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer).
     On March 16, 2009, our Board of Directors allocated 200,000 stock options to the Chairman and Chief Executive Officer and 125,000 stock options to the Chief Operating Officer. Their exercise price is €8.82. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:
•	a share price performance objective relative to the share price considering the SBF 120 index;

•	a share price performance objective relative to the ADS price considering the PHLX Oil Services Sector SM (OSX SM) index; or

•	a financial indicator of EBIT objective expressed in US$ and related to the target for the annual variable part of the compensation of the executive officers.
     The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 16, 2013, inclusive, except in limited cases listed in the plan regulations.

Consolidated statements of changes in equity

						Income and				Total
						expense				Shareholders’
	Number of		Additional			recognized	Cumulative	Total		equity and
	shares	Share	paid-in	Retained	Treasury	directly in	translation	shareholders’	Minority	minority
(Unaudited)	issued	capital	capital	earnings	shares	equity	adjustment	equity	interest	interest
				(amounts in millions of euros, except share data)
Balance at January 1, 2008	135,903,790	54.9	1,820.0	784.1	(3.9)	(5.1)	(248.4)	2,401.6	24.0	2,425.6
Capital increase	13,363,919	5.3	144.7	(9.6)				140.4		140.4
Net income				332.8				332.8	7.2	340.0
Cost of share-based payment				25.1				25.1	(1.4)	23.7
Operations on treasury shares					(14.2)			(14.2)		(14.2)
Actuarial gains and losses of pension plans (1) (a)				0.6				0.6		0.6
Financial instruments: change in fair value and transfer to income statement(2) (a)						2.6		2.6		2.6
Foreign currency translation: change in fair value and transfer to income statement(3)							72.1	72.1	3.5	75.6

Income and expense recognized directly in equity (1) + (2) + (3)				0.6		2.6	72.1	75.3	3.5	78.8
Changes in consolidation scope				(0.8)			(0.1)	(0.9)	5.2	4.3
Balance at December 31, 2008	150,617,709	60.2	1,964.7	1,132.2	(18.1)	(2.5)	(176.4)	2,960.1	38.5	2,998.6
Capital increase	—	—						—		—
Net income				52.7				52.7	1.3	54.0
Cost of share-based payment				6.9				6.9		6.9
Operations on treasury shares					(0.3)			(0.3)		(0.3)
Actuarial gains and losses of pension plans (1) (a)						(0.1)		(0.1)		(0.1)
Financial instruments: change in fair value and transfer to income statement(2) (a)						4.1		4.1		4.1
Foreign currency translation: change in fair value and transfer to income statement(3) (a)							110.8	110.8	2.1	112.9

Income and expense recognized directly in equity (1) + (2) + (3)						4.0	110.8	114.8	2.1	116.9
Others				(0.5)				(0.5)	—	(0.5)
Balance at March 31, 2009	150,617,709	60.2	1,964.7	1,191.3	(18.4)	1.5	(65.6)	3,133.7	41.9	3,175.6

(a)	net of deferred tax

Note 4—Analysis by operating segment and geographic area
     Financial information by operating segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of CGG Veritas. We divide our business into two operating segments, geophysical services and geophysical equipment.
     Our geophysical services segment comprises:
•	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;

•	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;

•	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and

•	Processing & Imaging: processing and imaging and interpretation of geophysical data, data management and reservoir studies for clients.
     Our equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, is our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
     Inter-company sales between the two segments are made at prices approximating market prices and relate primarily to equipment sales made by the geophysical equipment segment to the geophysical services segment. These inter-segment sales, the related operating income recognized by the geophysical equipment segment, and the related effect on capital expenditures and depreciation expense of the geophysical services segment are eliminated in consolidation and presented in the column “Eliminations and Adjustments” in the tables that follow.
     Operating income represents operating revenues and other operating income less expenses of the relevant industry segment. It includes non-recurring and unusual items, which are disclosed in the operating segment if material. General corporate expenses, which include Group management, financing, and legal activities, have been included in the column “Eliminations and Adjustments” in the tables that follow. The Group does not disclose financial expenses or revenues by operating segment because these items are not followed by the segment management and because financing and investment are mainly managed at the corporate level.
     Identifiable assets are those used in the operations of each industry segment and geographic zone. Unallocated and corporate assets consist primarily of financial assets, including cash and cash equivalents.
     Due to the constant changes in work locations, the Group does not track its assets based on country of origin or ownership.
     The following tables present revenues, operating income and identifiable assets by operating segment, and operating revenues by geographic area (by location of customers).

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.
Analysis by operating segment

	Three months ended March 31,
	2009 (unaudited)					2008 (unaudited)
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Equipment	Adjustments		Total	Services	Equipment	Adjustments		Total
Historical data	(in millions of euros)					(in millions of euros)
Revenues from unaffiliated customers	524.3	124.2	—		648.5	433.3	151.7	—		585.0

Inter-segment revenues	0.4	29.6	(30.0)		—	—	37.0	(37.0)		—

Operating revenues	524.7	153.8	(30.0)		648.5	433.3	188.7	(37.0)		585.0
Other income from ordinary activities	—	0.8	—		0.8	(0.1)	0.4	—		0.3
Total income from ordinary activities	524.7	154.6	(30.0)		649.3	433.2	189.1	(37.0)		585.3

Operating income (loss)	75.3	41.2	(16.2	) (a)	100.3	89.1	60.1	(25.9	) (a)	123.3

Equity in income (loss) of investees	0.4	—	—		0.4	2.9	—	—		2.9

Capital expenditures (b)	142.8	5.1	(14.5)		133.4	162.8	3.2	(17.5)		148.5

Depreciation and amortization (c)	106.2	6.8	(5.1)		107.9	98.8	5.4	(3.5)		100.7

Investments in companies under equity method	—	4.0	—		4.0	—	—	—		—

Identifiable assets	4,729.2	788.6	(327.7)		5,190.1	3,790.0	657.9	(296.6)		4,151.3

Unallocated and corporate assets					501.3					292.6

Total Assets					5,691.4					4,443.9

(a)	Includes general corporate expenses of €8.8 million for the three months ended March 31, 2009 and €11.2 million for the comparable period in 2008.

(b)	Includes investments in multi-client surveys of €69.5 million for the three months ended March 31, 2009 and €97.3 million for the three months ended March 31, 2008, capitalized development costs of €3.3 million for the three months ended March 31, 2009 and €1.3 million for the comparable period of 2008, and capital leases for €22.8 million for the three months ended March 31, 2009 and none for the three months ended March 3&, 2008 in the Services segment. Capitalized development costs in the Equipment segment were €0.6 million for the three months ended March 31, 2009 and €0.5 million for the comparable period of 2008.

(c)	Includes multi-client survey amortization of €40.4 million for the three months ended March 31, 2009 and €52.9 million for the comparable period of 2008.

	Three months ended March 31,
	2009 (1)				2008 (1)
			Eliminations				Eliminations
			and	Consolidated			and	Consolidated
(in millions of US$)	Services	Equipment	Adjustments (2)	Total	Services	Equipment	Adjustments	Total

Revenues from unaffiliated customers	688.2	160.7	2.3	851.2	646.4	226.4	—	872.8
Inter-segment revenues	0.5	40.4	(40.9)	—	—	55.2	(55.2)	—

Operating revenues	688.7	201.1	(38.6)	851.2	646.4	281.6	(55.2)	872.8

Other income from ordinary activities	—	1.0	—	1.0	(0.1)	0.6	—	0.5

Total income from ordinary activities	688.7	202.1	(38.6)	852.2	646.3	282.2	(55.2)	873.3

Operating income (loss)	98.9	54.3	(21.7)	131.5	132.9	89.7	(38.5)	184.1

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.313 per € in 2009, and of US$1.492 per € in 2008.

(2)	Dollar amounts for the Equipment segment reflect the management reporting figures. The exchange difference between management reporting in US dollars and consolidated financial statements translated into US dollars is reported into this column.
Revenues by geographic area
     The following table sets forth our consolidated operating revenues by location of customers, and the percentage of total consolidated operating revenues represented thereby:

	Three months ended March 31,
	2009			2008
Except percentages, in millions of	€	US$ (1)		€	US$ (1)
North America	129.6	170.1	20%	185.1	276.1	32%
Central and South Americas	36.1	47.4	6%	34.8	51.9	6%
Europe, Africa and Middle East	275.1	361.0	42%	213.8	319.1	36%
Asia Pacific	207.7	272.7	32%	151.3	225.7	26%

Total	648.5	851.2	100%	585.0	872.8	100%

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of US$1.313 per € in 2009, and of US$1.492 per € in 2008.
Note 5—Litigation
     On October 20, 2006, a complaint was filed against CGGVeritas’ subsidiary, Sercel Inc., in the United States District Court for the Eastern District of Texas. The complaint alleges that several of Sercel Inc.’s seismic data acquisition products that include micro electromechanical systems (MEMS) infringe a U.S. patent allegedly owned by the plaintiff. The plaintiff has requested a permanent injunction prohibiting Sercel Inc. from making, using, selling, offering for sale or importing the equipment in question into the United States. In addition, the plaintiff has requested damages based on lost profits in the amount of U.S.$14,672,261 plus prejudgment interest of U.S.$775,254. In the alternative, the plaintiff is requesting damages based on a reasonable royalty in the amount of U.S.$6,185,924 plus prejudgment interest of U.S.$374,898. Sercel is confident that the products in question do not infringe any valid claims under the patent in question and intends to contest this claim vigorously. During 2008, the discovery process was completed and the Court provided a claim construction opinion. The Court has found that three of the seven of the patent claims are invalid for indefiniteness and one claim is not infringed. The parties attended mediation on March 4, 2009, but the case was not settled, and is now set for trial in August 2009. We do not believe this litigation will have a material adverse effect on our financial position or results of operations. Accordingly, no provision has been recorded in our consolidated financial statements, except for the fees related to preparing the defence.
Note 6—Subsequent Events
     On April 8, 2009, a judgment related to the suit against Arrow Seismic ASA following Arrow Seismic ASA’s withdrawal from negotiations for the construction of a 3D seismic vessel was rendered in favor of Arrow Seismic ASA. CGGVeritas has decided not to appeal.
     On April 22, 2009, CGGVeritas Services exercised the purchase option on the seismic vessels Fohn and Harmattan, pursuant to the time charter agreements for US$0.75 million (€0.6 million) each.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE-VERITAS, S.A.

Item 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Group organization
     We report financial information by operating segment in accordance with our internal reporting system and the internal segment information that is used to manage and measure our performance. We divide our business into two operating segments, geophysical services and geophysical equipment.
     Our geophysical services segment comprises:
-	Land contract: seismic data acquisition for land, transition zones and shallow water undertaken by us on behalf of a specific client;
-	Marine contract: seismic data acquisition offshore undertaken by us on behalf of a specific client;
-	Multi-client land and marine: seismic data acquisition undertaken by us and licensed to a number of clients on a non-exclusive basis; and
-	Processing and Imaging: processing and imaging as well as interpretation of geophysical data, data management and reservoir studies for clients.
     Our geophysical equipment segment, which we conduct through Sercel Holding S.A. and its subsidiaries, comprises our manufacturing and sales activities for seismic equipment used for data acquisition, both on land and offshore.
Factors Affecting Results of Operations
Geophysical market environment
     Overall demand for geophysical services and equipment is dependent on spending by oil and gas companies for exploration development and production and field management activities. We believe the level of spending of such companies depends on their assessment of their ability to efficiently supply the oil and gas market in the future and the current balance of hydrocarbon supply and demand.
     The geophysical market has historically been cyclical, with notably a trough in 1999 following a sharp drop in the price of oil to U.S.$10 per barrel. We believe many factors contribute to the volatility of this market, such as the geopolitical uncertainties that can harm the confidence and visibility that are essential to our clients’ long-term decision-making processes and the expected balance in the mid to long term between supply and demand for hydrocarbons.
     See “Item 4: Information on the Company – Industry conditions” of our annual report on Form 20-F for the year ended December 31, 2008 for a discussion of developments in the geophysical industry.
Foreign exchange fluctuations
     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates.
     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Management’s Discussion and Analysis of Financial Conditions and Results of Operations into U.S. dollars. See “Trend Information—Currency Fluctuations”.
     Unless otherwise indicated, balance sheet data expressed in U.S. dollars have been converted from euros at the exchange rate on the relevant balance sheet date, and income statement data in U.S. dollars have been converted from euros at the average exchange rate for the relevant year. The exchange rates as of December 31, 2008 and March 31, 2009 were U.S.$1.3917 and U.S.$1.331, respectively, per euro, and the average exchange rates for the three-month periods ended March 31, 2008 and 2009 were U.S.$1.492 and U.S.$1.313, respectively, per euro.

Acquisitions and divestitures
     Wavefield-Inseis
     On November 25, 2008, we launched a voluntary exchange offer to acquire 100% of the share capital of Wavefield-Inseis ASA (“Wavefield”). We offered Wavefield shareholders one newly issued CGGVeritas share for every seven Wavefield shares. A total of 90,480,237 shares were tendered in the offer, representing 69.9% of the share capital of Wavefield. In consideration of the Wavefield shares tendered to the offer, we issued 12,925,743 new shares on December 18, 2008. The fair value of those issued shares amounted to €139.0 million.
     On December 30, 2008, we launched a mandatory public offer for the remaining 38,903,024 outstanding shares (i.e, 30.1% of the share capital) as well as for the 2,892,875 shares that could result from the exercise of stock options. The offer price calculated in accordance with the provisions of Chapter VI of the Norwegian Securities Trading Act amounted to NOK 15.17 per share to be paid in cash. At the end of this mandatory offer period, which expired on January 27, 2009, we acquired 37,043,013 additional shares for a total of 98.6% of Wavefield’s share capital. We then launched a squeeze-out process for the remaining outstanding shares of Wavefield at a price of NOK 15.17 per share to be paid in cash. As of February 13, 2009, we owned 100% of Wavefield’s share capital. Wavefield was de-listed from the Oslo Bors on February 16, 2009.
     The total consideration for the acquisition in our financial statements, including the remaining 30.1% acquired in February 2009, was €206.6 million (US$287.6 million). Total direct transaction costs related to the acquisition (including advisory fees and legal fees) amounted to €5.5 million and were recognized as part of the cost of the acquisition.
     Cybernetix
     On January 8, 2009, Cybernetix conducted a €4 million share capital increase that was entirely subscribed by Sercel Holding, bringing its stake to a total of 749,480 shares, representing 46.10% of Cybernetix’s share capital and 43.07% of its voting rights. The French financial markets regulator (Autorité des Marchés Financiers) exempted Sercel Holding from the requirement to conduct a tender offer for all shares when its holding exceeded 33.33%. The consideration for the share capital increase was €2 million in cash and the incorporation of a €2 million cash advance granted by Sercel Holding to Cybernetix in November 2008. Cybernetix is consolidated under the equity method in our financial statements.
     Seismic vessels
     On April 22, 2009, CGGVeritas Services exercised the purchase option on the seismic vessels Fohn and Harmattan pursuant to their time charter agreements for US$0.75 million (€0.6 million) each.
New stock-option plans and performance shares allocation plan
     On March 16, 2009, our Board of Directors allocated 1,327,000 stock options to 149 beneficiaries pursuant to a shareholders’ resolution, including stock options to purchase a total of 260,000 ordinary shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer). The exercise price of the stock options is €8.82. The stock options expire on March 15, 2017.
     On March 16, 2009, our Board of Directors allocated 516,250 performance shares to 291 beneficiaries pursuant to a shareholders’ resolution, including 46,250 performance shares that were allocated to executive officers who were members of the Executive Committee (excluding the Chairman and Chief Executive Officer and the Chief Operating Officer).
     On March 16, 2009, our Board of Directors allocated 200,000 stock options to the Chairman and Chief Executive Officer and 125,000 stock options to the Chief Operating Officer. Their exercise price is €8.82. Rights to these options vest by one-third during each of the first three years of the plan. Such vesting is subject to performance conditions based on the fulfillment of one of the following objectives:
•	a share price performance objective relative to the share price considering the SBF 120 index;

•	a share price performance objective relative to the ADS price considering the PHLX Oil Services Sector SM (OSX SM) index; or

•	a financial indicator of EBIT objective expressed in US$ and related to the target for the annual variable part of the compensation of the executive officers.
     The options have an eight-year duration subject to the requirement, for all French residents, to hold the resulting shares in registered form from their purchase date until March 16, 2013, inclusive, except in limited cases listed in the plan regulations.

 Backlog
     Our backlog at May 1, 2008 was U.S.$1.4 billion. Contracts for services are occasionally modified by mutual consent and in certain instances are cancelable by the customer on short notice without penalty. Consequently, backlog as of any particular date may not be indicative of actual operating results for any succeeding period.
Three months ended March 31, 2009 compared to three months ended March 31, 2008
Operating revenues
     The following table sets forth our consolidated operating revenues by business line, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated.

	Three months ended March 31,
		2009			2008
Except percentages, in millions of	€	U.S.$(1)		€	U.S.$(1)
Land	109.9	144.2	17%	129.8	193.6	22%
Marine	337.4	442.9	52%	238.2	355.0	41%
Processing & Imaging	77.1	101.2	12%	65.3	97.8	11%

Total Services	524.3	688.3	81%	433.3	646.4	74%
Equipment	124.1	162.9	19%	151.7	226.4	26%

Total	648.5	851.2	100%	585.0	872.8	100%

(1)	Dollar amounts represent euro amounts converted at the average exchange rate for the period of U.S.$1.313 per € in 2009, and of U.S.$1.492 per € in 2008.
     Our consolidated operating revenues for the three months ended March 31, 2009 increased 11% to €648.5 million from €585.0 million for the comparable period of 2008. Expressed in U.S dollars, our consolidated operating revenues decreased 2% to U.S.$851.2 million in the three months ended March 31, 2009 from U.S.$872.8 million for the comparable period of 2008. Operating revenues for our Equipment segment decreased as expected and multi-client after sales were particularly low. Contract marine performed well with high utilization rates and the addition of Wavefield vessels to our fleet.
     Services
     Operating revenues for our Services segment (excluding intra-group sales) increased 21% to €524.3 million for the three months ended March 31, 2009 from €433.3 million for the comparable period of 2008 (and increased 7% in U.S. dollar terms) mainly due to a change of scope of consolidation with the acquisition of Wavefield in December 2008.
     Marine
     Operating revenues from our Marine business line for the three months ended March 31, 2009 increased 42% to €337.4 million from €238.2 million for the comparable period of 2008 (and increased 25% in U.S. dollar terms).
     Contract revenues increased 78% to €284.0 million for the three months ended March 31, 2009 from €159.2 million for the comparable period of 2008 (and increased 58% in U.S. dollar terms) principally due to the addition of the Wavefield vessels to the fleet in December 2008 and the shift toward contract activity. During the three months ended March 31, 2009, 82% of our high-end 3D fleet operated on contract compared to 66% for the three months ended March 31, 2008. The fleet availability and production rate was 93% and 89%, respectively, for the three months ended March 31, 2009. Contract revenues accounted for 84% of marine revenues for the three months ended March 31, 2009 compared to 67% for the comparable period of 2008.
     Multi-client marine data library revenues decreased 32% to €53.4 million for the three months ended March 31, 2009 from €79.1 million for the comparable period of 2008 (and decreased 41% in U.S. dollar terms) principally due to reduced demand and a sharp decrease in after-sales in particular. A vessel was active in the Gulf of Mexico completing the wide-azimuth Garden Banks survey, and another one was active in Brazil, where we initiated an extension program of our Santos cluster survey around the Tupi discovery. Prefunding, with a rate of 74%, decreased 20% to €42.1 for the three months ended March 31, 2009 from €52.5 million for the comparable period of 2008 (and decreased 29% in U.S. dollar terms). After-sales decreased 58% to €11.3 million for the three months ended March 31, 2009 from €26.6 million for the comparable period of 2008 (and decreased 63% in U.S. dollar terms) with low activity worldwide due to a drop in exploration expenditures in the oil and gas industry as a result of economic conditions.
     Land
     Operating revenues from our Land business line decreased 15% to €109.9 million for the three months ended March 31, 2009, from

€129.8 million for the comparable period of 2008 (and decreased 26% in U.S. dollar terms).
     Contract revenues decreased 3% to €100.7 million for the three months ended March 31, 2009 from €103.4 million for the comparable period of 2008 (and decreased 14% in U.S. dollar terms). We operated 17 crews worldwide during the three months ended March 31, 2009 compared to 25 for the comparable period of 2008 as a result of reduced demand in North America. Contract revenues accounted for 92% of land revenues for the three months ended March 31, 2009 compared to 80% for the comparable period of 2008.
     Prefunding, with a rate of 27%, decreased 63% to €3.5 million for the three months ended March 31, 2009 from €9.4 million for the comparable period of 2008 (and decreased 68% in U.S. dollar terms). After sales decreased 66% to €5.7 million for the three months ended March 31, 2009 from €17.0 million for the comparable period of 2008 (and decreased 70% in U.S. dollar terms) with low activity in North America as a result of reductions in spending by oil and gas companies due to low gas prices.
     Processing &Imaging
     Operating revenues from our Processing & Imaging business line increased 18% to €77.1 million for the three months ended March 31, 2009 from €65.3 million for the comparable period of 2008 (and increased 4% in US$ terms) as demand for our high-end depth imaging technologies remained high.
     Equipment
     Operating revenues for our Equipment segment decreased 18% to €153.8 million for the three months ended March 31, 2009 from €188.7 million for the comparable period of 2008. In U.S. dollar terms, revenues decreased 28% to U.S.$201.1 million for the three months ended March 31, 2009 from U.S.$281.6 million for the comparable period of 2008. While sales of land equipment remained stable in a more difficult environment due to the increased market penetration of our flagship 428 XL recording system, demand for marine products fell sharply as shipyard deliveries of new seismic vessels fell to very low levels from their record numbers last year as a result of overcapacity in the marine market.
     Operating revenues for our Equipment segment (excluding intra-group sales) decreased 18% to €124.2 million for the three months ended March 31, 2009 from €151.7 million for the comparable period in 2008 and decreased 29% in U.S. dollar terms).
Operating Expenses
     Cost of operations, including depreciation and amortization, increased 18% to €454.0 million for the three months ended March 31, 2009 from €384.9 million for the comparable period of 2008. As a percentage of operating revenues, cost of operations increased to 70% for the three months ended March 31, 2009 from 66% for the comparable period of 2008 mainly due to the lower activity of our Equipment segment. Gross profit decreased 2% to €195.3 million for the three months ended March 31, 2009 from €200.4 million for the comparable period of 2008, representing 30% and 34% of operating revenues, respectively.
     Research and development expenditures decreased 2% to €16.1 million for the three months ended March 31, 2009, from €16.4 million for the comparable period of 2008, representing 2.5% and 2.8% of operating revenues, respectively.
     Selling, general and administrative expenses, excluding share-based compensation, increased 5% to €59.8 million for the three months ended March 31, 2009 from €57.0 million for the comparable period of 2008 mainly due to a higher average U.S.$/€ exchange rate. In addition, share-based compensation expense increased to €6.9 for the three months ended March 31, 2009 from €5.8 for the comparable period of 2008.
     As a percentage of operating revenues, selling, general and administrative costs decreased to 10% for the three months ended March 31, 2009 from 11% for the comparable period of 2008.
     Other expenses amounted to €12.1 million for the three months ended March 31, 2009 mainly due to the negative impact of foreign exchange hedging activities. Other revenues for the three months ended March 31, 2008 amounted to €2.2 million and included primarily gains on foreign exchange hedging activities.
Operating Income (Loss)
     Our operating income decreased 19% to €100.3 million for the three months ended March 31, 2009, from €123.3 million for the comparable period of 2008 (and decreased 29% in U.S. dollar terms) as a result of the factors described above.
     Operating income for our Services segment decreased 15% to €75.3 million for the three months ended March 31, 2009 from €89.1 million for the comparable period of 2008 (and decreased 26% in U.S. dollar terms).
     Operating income from our Equipment segment decreased 30% to €41.2 million for three months ended March 31, 2009 from €60.1 million for the comparable period of 2008 (and decreased 39% in U.S. dollar terms).

Financial Income and Expenses
     Cost of net financial debt increased 14% to €26.1 million for the three months ended March 31, 2009 from €22.9 million for the comparable period of 2008 (and was stable in U.S.dollar terms). This increase was mainly due to the negative impact of a higher average U.S.$/€ exchange rate on our cost of financial debt.
     Other financial income was €2.4 million for the three months ended March 31, 2009 compared to a loss of €1.2 million for the three months ended March 31, 2008 due to currency fluctuations.
Income Taxes
     Income tax expenses decreased to €22.9 million for the three months ended March 31, 2009 from €38.1 million for the comparable period of 2008. The effective tax rate in the first quarter of 2009 was 30% compared to 38% for the comparable period of 2008.
Equity in Income (Losses) of Affiliates
     Income from investments accounted for under the equity method decreased to €0.4 million for the three months ended March 31, 2009 from €2.9 million for the comparable period of 2008 and corresponded essentially to our share in the income of Argas, our joint venture in Saudi Arabia.
Net Income
     Net income was €54.0 million for the three months ended March 31, 2009 compared to a net income of €64.0 million for the comparable period of 2008 as a result of the factors discussed above.
Liquidity and Capital Resources
     Our principal capital needs are for the funding of ongoing operations, capital expenditures (particularly repairs and improvements to our seismic vessels), investments in our multi-client data library and acquisitions (such as Veritas in 2007 and most recently Wavefield).
     We intend to fund our liquidity needs through cash generated by operations, senior notes and borrowings under our U.S. and French facilities. Our senior facilities consist of a term loan B facility (U.S.$803 million outstanding as of March 31, 2009) with a seven year maturity and a U.S. revolving facility (U.S.$135 million outstanding as of March 31, 2009) with a five year maturity. The French revolving facility consists of a U.S.$153 million senior secured revolving facility with a five year maturity.
     We believe that we are not subject to near-term liquidity constraints, given our liquidity available as of March 31, 2009, our cash flow generation capability and prospects, and our near-to mid-term debt repayment schedule.
Cash Flows
Operations
     Net cash provided by operating activities was €93.4 million for the three months ended March 31, 2009 compared to €177.2 million for the comparable period of 2008. Before changes in working capital, net cash provided by operating activities for the three months ended March 31, 2009 was €183.1 million compared to €218.6 million for the comparable period for 2008. Changes in working capital had a negative impact on cash from operating activities of €89.7 million in the three months ended March 31, 2009 compared to a negative impact of €41.4 million for the comparable period for 2008 notably due to the additional working capital requirements linked to the change in the scope of consolidation.
Investing activities
     Net cash used in investing activities was €169.5 million in the three months ended March 31, 2009 compared to €142.9 million for the three months ended March 31, 2008.
     In the three months ended March 31, 2009, we incurred purchases of tangible and intangible assets of €40.6 million mainly for the Geowave Voyager seismic vessel delivered in January 2009 and streamers on it and other vessels, compared to €41.5 million for the three months ended March 31, 2008.
     We also invested €69.5 million in our multi-client library, mainly in the Gulf of Mexico and Brazil, compared to €97.3 million in the comparable period of 2008. As of March 31, 2009, the net book value of our multi-client data library was €584.8 million compared to €535.6 million as of December 31, 2008.
     During the three months ended March 31, 2009, we acquired the remaining 30% of Wavefield for €59.5 million as part of the mandatory offer launched in December 30, 2008 and the squeeze-out process closed on February 16, 2009.
Financing activities
     Net cash used in financing activities during the three months ended March 31, 2009 was €41.8 million compared to €38.6 million for the three months ended March 31, 2008.
     As part of the amendment of our senior credit facilities signed on December 12, 2008, we repaid U.S.$25.0 million of our senior facilities during the three months ended March 31, 2009.
Net debt
     Net debt as of March 31, 2009 was €1,140.1 million compared to €1,029.1 million at December 31, 2008. The ratio of net debt to equity increased to 36.4% as of March 31, 2009 from 34.8% as of December 31, 2008.
     “Net debt” is the amount of bank overdrafts, plus current portion of financial debt, plus financial debt, less cash and cash equivalents. Net debt is presented as additional information because we understand that certain investors believe that netting cash against debt provides a clearer picture of the financial liability exposure. However, other companies may present net debt differently than we do. Net debt is not a measure of financial performance under IFRS and should not be considered as an alternative to any other measures of performance derived in accordance with IFRS.
     The following table presents a reconciliation of net debt to financing items of the balance sheet at March 31, 2009 and December 31, 2008:

	March 31,	December 31,
(in millions of euros)	2009	2008

Bank overdrafts	9.8	8.2
Current portion of long-term debt	183.1	241.5
Long-term debt	1,365.3	1,296.3
Less : cash and cash equivalents	(418.1)	(516.9)

Net debt	1,140.1	1,029.1

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2008.
EBITDAS
     EBITDAS for the three months ended March 31, 2009 was €215.2 million compared to €229.8 million for the comparable period of 2008, representing 33% and 39% of operating revenues, respectively.
     We define EBITDAS as earnings before interest, tax, depreciation, amortization and share-based compensation cost. Share-based compensation includes both stock options and shares issued under our performance share allocation plans. EBITDAS is presented as additional information because we understand that it is a measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may present EBITDAS and related measures differently than we do. EBITDAS is not a measure of financial performance under IFRS and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS.
     The following table presents a reconciliation of EBITDAS to Net cash provided by operating activity, according to our cash-flow statement, for the periods indicated:

	Three months ended
	March 31,
(in millions of euros)	2009	2008

EBITDAS	215.2	229.8
Other financial income (loss)	2.4	(1.2)
Variance on Provisions	(3.7)	(0.9)
Net gain on disposal of fixed assets	1.3	1.4
Dividends received from affiliates	—	1.1
Other non-cash items	3.9	1.8
Income taxes paid	(36.0)	(13.4)
Change in trade accounts receivables	(6.6)	(27.1)
Change in inventories	13.3	(5.1)
Change in other current assets	(13.9)	2.2
Change in trade accounts payables	(41.9)	3.9
Change on other current liabilities	(29.9)	(5.7)
Impact of changes in exchange rate	(10.7)	(9.6)

Net cash provided by operating activity	93.4	177.2

Contractual obligations
     The following table sets forth our future cash obligations as of March 31, 2009:

	Payments Due by Period
				More than 5
(in millions of euros)	Less than 1 year	2-3 years	4-5 years	years	Total
Financial Debt	123.3	45.8	23.7	1,183.6	1,376.4
Capital Lease Obligations (not discounted)	36.1	85.5	30.5	7.9	160.0
Operating Leases	159.5	221.6	171.7	212.9	765.7
Other Long-Term Obligations (bond interest)	53.2	106.3	106.3	126.3	392.1

Total Contractual Cash Obligations	372.1	459.2	332.2	1,530.7	2,694.3

Reconciliation of EBITDAS to U.S. GAAP
Summary of differences between IFRS and u.s. gaap with respect to EBITDAS
     The principal differences between IFRS and U.S. GAAP as they relate to our EBITDAS relate to the treatment of pension plans, development costs and derivative instruments and hedging activities.
Pension plan
     Pursuant to an exemption provided by IFRS 1 “First-time adoption of IFRS”, we have elected to record unrecognized actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP, this exemption is not applicable, which generates a difference resulting from the amortization of actuarial gains and losses recognized in statement of income.
     Under IFRS, in accordance with IAS 19 — Revised, actuarial gains or losses are recognized in the statement of recognized income and expense (SORIE) attributable to shareholders.
     Under U.S. GAAP, we apply Statement 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plan, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, effective for fiscal years ending after December 15, 2006.
     Gains or losses are amortized over the remaining service period of employees expected to receive benefits under the plan, and therefore recognized in the income statement.
Development costs
     Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development, and

•	the intangible asset is likely to generate future economic benefits.
     Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.
Derivative instruments and hedging activity
     Under IFRS, long-term contracts in foreign currencies (primarily U.S. dollar) are not considered to include embedded derivatives when such contracts are routinely denominated in this currency (primarily U.S. dollar) in the industry.
     Under U.S. GAAP, such an exemption does not exist and embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar) are recorded in the balance sheet at fair value and revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in the income statement in the line item “Other financial income (loss)”.

	March 31,
	2009	2008
in millions of euros	(unaudited)	(unaudited)

EBITDAS as reported	215.2	229.8
Actuarial gains (losses) on pension plan	(0.1)	(0.2)
Cancellation of IFRS capitalization of development costs	(3.8)	(1.8)
Derivative instruments	(1.5)	16.6

EBITDAS according to U.S. GAAP	209.8	244.4

Trend information
Currency fluctuations
     Certain changes in operating revenues set forth in U.S. dollars in this current report on Form 6-K were derived by converting revenues recorded in euros at the average rate for the relevant period. Such information is presented in light of the fact that most of our revenues are denominated in U.S. dollars while our consolidated financial statements are presented in euros. Converted figures are presented only to assist in an understanding of our operating revenues but are not part of our reported financial statements and may not be indicative of changes in our actual or anticipated operating revenues.
     Our business faces foreign exchange risks because a large percentage of our revenues and cash receipts are denominated in U.S. dollars, while a significant portion of our operating expenses and income taxes accrue in euro and other currencies. Movements between the U.S dollar and euro or other currencies may adversely affect our operating revenues and results. In the years ended December 31, 2008, 2007 and 2006, more than 80% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than euros. These included U.S. dollars and, to a significantly lesser extent, Canadian dollars, Brazilian reals, Australian dollars, British pounds and Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services to the oil and gas industry.
     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. For financial reporting purposes, such depreciation of the U.S. dollar against the euro negatively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at a reduced value. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, such depreciation reduces our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. An appreciation of the U.S. dollar against the euro has the opposite effect. As a result, our sales and operating income are exposed to the effects of fluctuations in the value of the euro versus the U.S. dollar. In addition, our exposure to fluctuations in the U.S.$/euro exchange rate has considerably increased over the last few years due to increased sales outside Europe. Based on our operations in 2008, and given the portfolio of currencies during that year, a 10-cent variance of the U.S. dollar against the euro would have affected our dollar equivalent-value operating income by approximately

U.S.$50 million.
     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues principally due to personnel costs payable in euros.
     In addition, to be protected against the reduction in value of future foreign currency cash flows, we follow a policy of selling U.S. dollars forward at average contract maturity dates that we attempt to match with future net U.S. dollar cash flows (revenues less costs in U.S. dollars) expected from firm contract commitments, generally over the ensuing six months. Our average forward U.S.$/€ exchange rate was 1.397 for the three months ended March 31, 2009 compared to 1.465 for the three months ended March 31, 2008.
     We do not enter into forward foreign currency exchange contracts for trading purposes.
Main risk factors that may affect us for the three months ending March 31, 2009
     The main risk factors to which the Group is subject are detailed in Item 3 of the annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on April 22, 2009 and Chapter IV of the Document de Référence filed with the Autorité des Marchés Financiers (AMF) on April 22, 2009.
     The annual report on Form-20-F and the Document de Référence are available on the website of the Company or on the website maintained by the SEC at www.sec.gov and the AMF at www.amf-france.org respectively.
Item 3: CONTROLS AND PROCEDURES
     There has been no change in our internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

     THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384 AND NO.333-158684) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/ Stéphane-Paul Frydman Compagnie Générale de Géophysique Veritas
(Registrant)

/s/ Stéphane-Paul Frydman Stéphane-Paul Frydman
Group Chief Financial Officer

Date: May 14, 2009